United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-32665

OGLEBAY NORTON COMPANY

(Exact name of registrant as specified in its charter)

North Point Tower, 1001 Lakeside Avenue, 15th Floor, Cleveland, Ohio 44114-1151, (216) 861-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Convertible Preferred Stock, $0.01 par value per share

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Less than 300 persons.

Pursuant to the requirements of the Securities Exchange Act of 1934, Oglebay Norton Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 17, 2006	By:	/s/ Rochelle F. Walk
			Name:	Rochelle F. Walk
			Title:	Vice President, Secretary and General Counsel